NV Verenigde Bezit VNU

Press release

SUPPL

Date May 8, 2002

NETRATINGS ACQUIRES ACNIELSEN ERATINGS.COM AND EUROPEAN AUDIENCE MEASUREMENT CONTRACTS OF JUPITER MEDIA METRIX

Haarlem, The Netherlands – VNU, a leading media and information company, today announced that NetRatings, Inc. (Nasdaq: NTRT), in which VNU has a 64% interest, has acquired ACNielsen eRatings.com. Also NetRatings, Inc. and Jupiter Media Metrix, Inc. (Nasdaq: JMXI) have settled Jupiter Media Metrix's pending patent infringement case against NetRatings. In a separate transaction, NetRatings has acquired Jupiter Media Metrix's contracts for European Internet audience measurement.

Acquisition of ACNielsen eRatings.com

ACNielsen eRatings.com, an Internet audience measurement company with operations outside the United States, is a joint venture 80.1% owned by VNU's ACNielsen and 19.9% owned by NetRatings. The companies jointly produce the *Nielsen//NetRatings* service which tracks audiences, advertising and user activity on the Internet globally.

Under the terms of the deal, NetRatings has acquired the 80.1% of ACNielsen eRatings.com that it does not already own for 749,341 shares of NetRatings stock, worth USD 9.6 million. VNU continues to own a majority of the NetRatings shares outstanding.

Settlement patent litigation – acquisition of Jupiter Media Metrix's European audience measurement contracts

The patent infringement case settlement provides for the dismissal with prejudice of the litigation and a USD 15 million payment by NetRatings to Jupiter Media Metrix.

Under the terms of the settlement, NetRatings has acquired Jupiter Media Metrix's patents for computer use tracking and granted Jupiter Media Metrix a non-exclusive, assignable license to use the patented technology in its U.S. Internet audience measurement business until June 30, 2005, for which Jupiter Media Metrix will pay license fees.

In addition, as part of the settlement, Jupiter Media Metrix has granted NetRatings a perpetual non-exclusive royalty-free license in certain proprietary software associated with the utilisation of the patented technology.

In a separate transaction, NetRatings has acquired Jupiter Media Metrix's contracts for European Internet audience measurement and certain related assets for USD 2 million in cash.

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VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

NetRatings

NetRatings, Inc. provides the global standard in Internet audience measurement and analysis. Its products include the *Nielsen//NetRatings* audience measurement services, the *AdRelevance* online advertising measurement services, and the *@plan* user profiling and analysis services. NetRatings has strategic relationships with both VNU business Nielsen Media Research, the leading source of television audience measurement and related services in the U.S. and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries.

Press contacts and investor relations: Rob de Meel Telephone +31 23 546 32 38